Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

September 22, 2022

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 10295
Fundamental Leaders Portfolio Series
(the “Trust”)
CIK No. 1932414 File No. 333-266979

Dear Mr. Cowan:

We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

Comments

General

1.The Trust's name appears to suggest the portfolio companies are leaders in some respect (possibly tied to fundamental analysis), but there is no further explanation as to how these companies are leaders (e.g., dividend payments, category leaders, etc.). Please revise the disclosure so that the Adviser’s criteria for the selection of companies for the Trust is clear and consistent with the name or change the name.

Response:The Trust confirms that the disclosure will be revised to tie back the selection criteria to the name of the Trust. Specifically, the disclosure will be revised as follows:

The initial universe consists of stocks that trade on a U.S. stock exchange either directly or through an ADR (American Depositary Receipt). The Sponsor performs a fundamental analysis of the stocks in the initial universe, which includes looking for companies that it believes are currently undervalued by the marketplace and which have a history of exceeding analyst earnings expectations. Companies with a history of paying a consistent dividend are also favored. The Sponsor then evaluates each company's price/earnings-to- growth ratio (which is a stock's price-to-earnings ("P/E") ratio divided by the growth rate of its earnings) to determine a stock's true value.

Portfolio criteria:

- Market capitalization greater than $1 billion;

- Estimated current year P/E ratio less than 16;

- An indicated dividend yield of greater than 2%;

- A current price above $10.

These screens are designed to identify stocks with a low P/E ratio, growing earnings and the ability to maintain or increase dividends. The final 20 stocks selected for the portfolio, are those that, in our opinion, best satisfy the noted screens, trade at attractive valuations and are likely to exceed market expectations of future cash flows. The Sponsor consider these stocks to be “fundamental leaders.”

Portfolio

2.The Staff notes the disclosure states: “The Sponsor looks for companies that it believes are currently undervalued by the marketplace and which have a history of exceeding analyst earnings expectations.” Related to Comment No. 1, consider, stating for example, if true, that the Sponsor performs a fundamental analysis of the stocks in the initial universe, which includes looking for companies that .. . . .”

Response:The Trust has revised the disclosure in accordance with the Staff’s comment. Please refer to the Trust’s response to Comment No. 1.

3.The Staff notes that the screens disclosed in the Portfolio Selection Process section could potentially result in a large universe of eligible companies, as they can be of any capitalization and any industry. Please explain how the Sponsor determines the stocks chosen for the final portfolio using the identified considerations.

For example, does the Sponsor consider how the stocks will perform in the future by calculating an estimated value for each of the companies utilizing a Cash Flow Return on Investment (“CFROI”) method or employing a concept called Economic Margin (“EM”), which measures the return a company earns versus its cost of capital to determine if a company is generating wealth?

Response:The Trust notes that the Sponsor begins by looking for companies that it believes are currently undervalued by the market. Those companies are then subject to various screens, which require a market capitalization of at least $1 billion, a dividend yield greater than 2%, an estimated current year P/E ratio less than 16 and a current price above $10. These screens are designed to identify companies with the ability to maintain or increase dividends. The Sponsor ultimately selects stocks that best meet these screens and that, in the Sponsor’s opinion, are “fundamental leaders” that will exceed market expectations of future cash flow. The disclosure will be revised accordingly. Please refer to the Trust’s response to Comment No. 1.

4.Please revise the disclosure to state how many Securities will be included in the Trust’s portfolio.

Response:The Trust confirms that the disclosure will be revised in accordance with the Staff’s comment.

5.The Staff notes the disclosure states: “The stocks selected for the portfolio are those that satisfy the noted screens, trade at attractive valuations and, in our opinion, are likely to exceed market expectations of future cash flow.” Related to Comment No. 2, consider adding to the end of the noted disclosure, if true: “, which we consider to be ‘fundamental leaders.’”

Response:Please refer to the Trust’s response to Comment No. 1.

6.The Staff requests the Trust consider deleting “dividend-paying securities” from the Additional Portfolio Contents section as a reference to dividend paying companies already appears earlier in the portfolio selection disclosure.

Response:The Trust confirms that the reference to “dividend-paying securities” will be removed from the Additional Portfolio Contents section.

7.The Staff notes that the disclosure indicates that the Trust only invests in stocks of companies that trade on a U.S. exchange, including ADRs. Please confirm that foreign securities are only ADRs. Otherwise, please resolve the apparent inconsistency.

Response:The Trust notes that foreign securities that are not ADRs can be listed on a U.S. Stock Exchange and therefore are eligible for inclusion in the Trust’s portfolio if they meet the additional screens. As such, to the extent foreign securities are included in the Trust’s portfolio, the Trust believes it is appropriate to include foreign securities risk disclosure. If, however, foreign securities are not included in the Trust’s portfolio, the Trust will remove the foreign securities disclosure.

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon